SAGUARO RESOURCES, INC.
                                   71 The Mead
                Darlington, County Durham DL1 1EU United Kingdom
            Telephone 011-44-1325-251918 Facsimile 011-44-7006-050347
                           saguaroresources@yahoo.com


October 30, 2009

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Saguaro Resources, Inc.
    Registration Statement on Form S-1
    Filed September 28, 2009
    File Number: 333-162168

Dear Mr. Schwall:

Thank you for your assistance with our filing. We have amended our filing in response to your comments and provide this cover letter to assist you in your further review.

GENERAL

     1. We have marked the amendment where changes were made and to the extent necessary we have made corresponding revisions throughout the document.

     2.   We have removed the technical report as Exhibit 99.1.

PROSPECTUS COVER PAGE

     3. We have revised the filing to clarify that we will return the subscriber funds prior to the date upon which the original offering would terminate unless we receive an affirmative statement from the subscriber that they wish to subscribe to the extended offering.

     4. We have revised the disclosure to clarify any circumstance in which we may not be able to return the subsciber funds.

RISK FACTORS, PAGE 4

     5.   We have removed the disclosure regarding the geological report.

     6. We have added a risk factor to address the fact that Lynn Briggs will own 55.5% of the outstanding shares after the offering is completed.

RISKS ASSOCIATED WITH OUR COMPANY, PAGE 4

     7. We have added a risk factor to address the fact that our sole officer and director resides outside of the United States.

IF WE DISCOVER COMMERCIAL RESERVES OR PRECIOUS METALS ON OUR MINERAL
PROPERTY...., PAGE 7

     8. We have revised the risk factor to present the risk of dilution under a separate risk factor heading.

USE OF PROCEEDS, PAGE 9

     9. We have revised the disclosure throughout the document for consistency in the use of proceeds and plans over the next twelve months.

     10. We have revised the disclosure throughout the document to disclose that she has agreed to pay for expenses related to the registration process, the offering, minimal operating costs and the cost of reclamation of the property in the event the company does not have the funds.

TERMS OF THE OFFERING, PAGE 11

     11. We have revised the section of disclose that the offering will commence on the date of the effectiveness of our registration statement.

DESCRIPTION OF SECURITIES, PAGE 12

     12. We have removed any suggestion that our prospectus does not contain all material information.

INTERESTS OF NAMED EXPERTS AND COUNSEL, PAGE 12

     13. We have removed the language "and is representing us in connection with the offering".

DESCRIPTION OF OUR BUSINESS, PAGE 13

ACQUISITION OF THE SKY MINERAL CLAIMS, PAGE 13

     14. We have disclosed that the mineral claims were acquired from Western Minerals, Inc. for $3,500. There is no agreement to be filed as an exhibit.

     15. We have revised to disclose that we acquired the mineral claims from James McLeod of Western Minerals, Inc. for $3,500. We then engaged Mr. McLeod to prepare the geology report for an additional $3,500.

     16. We have updated the disclosure to state the claims are in good standing until September 2010. The company paid $40 to the Bureau of Land Management for the Maintenance Fee Waiver Certification and also filed an Affadavit of Annual Assessment Work with Esmeralda County and paid $46 in fees.

GLOSSARY, PAGE 16

     17.  We have removed the glossary.

PROPERTY HISTORY

     18. We have removed the section entitled "Property History" and the references to nearby mineral properties and prior exploration in the general area of our property. We have also removed the references on pages 22 and 24. Our claims are not in the Tonopah District and any references to that have been removed.

RECOMMENDATIONS, PAGE 25

     19.  We have corrected to state we have a two phase exploration program.

FUTURE SALES BY EXISTING SHAREHOLDERS, PAGE 35

     20. We have revised to clarify that our principal shareholder does not have any plans to sell her shares after the offering is complete.

AVAILABLE INFORMATION, PAGE 36

     21.  We have removed the reference to proxy statements.

     22.  We have corrected the address for the Securities and Exchange
          Commission.

EXHIBIT 5.1

     23. Ms. Ertz has provided us with a corrected legal opinion which has been filed with the amendment as Exhibit 5.1. We have also filed a corrected subscription agreement as Exhibit 99.2.

     24. Ms. Ertz has revised the legal opinion to state she has reviewed the registration statement.

Very truly yours,


/s/ Lynn Briggs
---------------------------------
Lynn Briggs, President


cc: John P. Lucas